Filed by Thimble Point Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Thimble Point Acquisition Corp.

Commission File No. 001-39969

Date: September 9, 2021

Below is a press release issued by Pear Therapeutics, Inc. on September 9, 2021.

Pear and Thimble Point Announce Nominees to Board of Directors

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Kirthiga Reddy, Partner at SoftBank Investment Advisers, and Alison Bauerlein, co-founder, Chief Financial Officer and Executive Vice President of Finance at Inogen, are nominees to become directors of Thimble Point Acquisition Corp. (Nasdaq: THMA), which will be renamed Pear Holdings Corp. upon the closing of the previously announced business combination of THMA and Pear Therapeutics, Inc.

•	Both nominees are expected to bring deep commercialization experience in technology and healthcare to the combined company at a commercial inflection point

BOSTON – September 9, 2021 – Pear Therapeutics, Inc. (“Pear”), the leader in developing and commercializing prescription digital therapeutics (“PDTs”) to treat serious disease, and Thimble Point Acquisition Corp. (Nasdaq: THMA) today announced that Kirthiga Reddy and Alison Bauerlein are nominees to become directors of THMA, which will be renamed Pear Holdings Corp. upon the closing of the previously announced business combination of THMA and Pear (the “Business Combination”). Ms. Reddy, Partner at SoftBank Investment Advisers, a leading investment firm, and Ms. Bauerlein, co-founder, Chief Financial Officer and Executive Vice President of Finance at Inogen, Inc. (Nasdaq: INGN), a medical technology company focused on offering innovative respiratory products for use in the homecare setting, have agreed to be nominees to serve on the Board of Directors of the combined company after the closing of the Business Combination.

“We are excited to have Kirthiga and Ali be a part of our transition to a public company as we pioneer the use of software to treat serious disease,” said Corey McCann, M.D., Ph.D., President and Chief Executive Officer. “They will bring to Pear deep experience from multiple industries, including technology and healthcare, with Kirthiga as a builder of Facebook India and Ali a builder of Inogen. We expect these board candidates will help us continue to build the rapidly emerging category of Prescription Digital Therapeutics.”

Ms. Reddy has served as a board observer to the board of directors of Pear since December 2020. In December 2018, Ms. Reddy was the first female Investment Partner to join SoftBank Investment Advisers (SBIA), an investment firm seeking to accelerate the AI revolution through investments in market-leading businesses. Her tenure at SBIA is scheduled to end in October 2021. Ms. Reddy is also a co-founder of F7 Ventures, a female-led seed investment fund. Previously, Ms. Reddy served as the Managing Director for Facebook, Inc. (Nasdaq: FB) for India and South Asia. She has also served as a member of the board of directors of several companies, including Collective Health, Inc., WeWork Inc., and Fungible, Inc. Ms. Reddy holds an MBA from Stanford University, an M.S. in Computer Engineering from Syracuse University, and a B.E. in Computer Science from Marathwada University, India.

“Pear Therapeutics is creating a new category of medicine in prescription digital therapeutics,” said Kirthiga Reddy, Partner at SoftBank Investment Advisers. “I look forward to bringing my experience as an operator, technologist, and investor to the board post-closing to help create the next generation of therapeutics and deliver better patient outcomes.”

Ms. Bauerlein brings to the board over 20 years of experience in treasury, finance, accounting, risk management as well as strategic and tactical cost analysis and forecasting. She is a co-founder of Inogen, Inc. and has served as Inogen’s Chief Financial Officer since 2009 and Executive Vice President, Finance since March 2014. She has also served as its Corporate Secretary and Corporate Treasurer. Ms. Bauerlein previously served as Inogen’s Vice President, Finance. Prior to serving in these positions, Ms. Bauerlein served as Controller with Inogen and the Director of Financial Planning and Analysis. She received a Bachelor of Arts degree in Economics/Mathematics with high honors from the University of California, Santa Barbara.

“I am delighted to work with Pear’s innovative and inspiring executive team,” said Ms. Bauerlein. “I look forward to contributing to the next phase of Pear’s success and helping to increase patient access to this innovative technology, expand the business, and enhance shareholder value.”

Subject to their election by THMA’s stockholders, the nominees will join the board of the combined company immediately after the completion of the Business Combination along with Jorge Gomez, Zack Lynch, Nancy Schlichting, Andrew Schwab and Corey McCann.

About Pear

Pear Therapeutics, Inc. is the leader in prescription digital therapeutics, or PDTs. Pear aims to redefine medicine by discovering, developing, and delivering clinically validated software-based therapeutics to provide better outcomes for patients, smarter engagement and tracking tools for clinicians, and cost-effective solutions for payers. Pear has a pipeline of products and product candidates across therapeutic areas, including the first three PDTs with disease treatment claims from the United States Food and Drug Administration (“FDA”). Pear’s lead product, reSET®, for the treatment of substance use disorder, was the first PDT to receive marketing authorization from the FDA to treat disease. Pear’s second product, reSET-O®, for the treatment of opioid use disorder, was the first PDT to receive Breakthrough Designation. Pear’s third product, Somryst® for the treatment of chronic insomnia, was the first PDT submitted through FDA’s traditional 510(k) pathway while simultaneously reviewed through FDA’s Software Precertification Pilot Program. For more information about Pear, please visit www.peartherapeutics.com.

Important Information and Where to Find It

This press release does not constitute an offer to sell or exchange any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This press release may be deemed to be solicitation material in respect of the proposed transactions contemplated by the Business Combination Agreement. In connection with the Business Combination, THMA has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) on September 8, 2021 that includes a preliminary proxy statement, and intends to file a definitive proxy statement, to be distributed to THMA’s stockholders in connection with THMA’s solicitation for proxies for the vote by THMA’s stockholders in connection with the Business Combination and the other matters described in the definitive proxy statement. After the Registration Statement on Form S-4 has been declared effective by the SEC, THMA will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date to be established for voting on the proposed Business Combination. STOCKHOLDERS OF THMA AND PEAR ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THMA’S PROXY STATEMENT AND PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SUCH PROPOSED TRANSACTIONS. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, http://www.sec.gov, and THMA stockholders will receive information at an appropriate time on how to obtain transaction-related documents free of charge from THMA. Such documents are not currently available.

Participants in the Solicitation

THMA and Pear and their respective directors and officers may be deemed to be participants in the solicitation of proxies from THMA’s stockholders in respect of the proposed transactions. Information about THMA’s directors and executive officers and their ownership of THMA’s securities is set forth in THMA’s filings with the SEC, including THMA’s Registration Statement on Form S-1, which was declared effective by the SEC on February 1, 2021. To the extent that holdings of THMA’s securities have changed since the amounts printed in THMA’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

Certain statements, estimates, targets, and projections in this press release may be considered forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between THMA and Pear. Forward-looking statements generally relate to future events or involving, or future performance of, THMA or Pear. For example, statements regarding anticipated growth in the industry in which Pear operates and anticipated growth in demand for Pear’s products, projections of Pear’s future financial results and other metrics, the satisfaction of closing conditions to the proposed transaction between THMA and Pear (the “proposed transaction”) and the timing of the completion of the proposed transaction are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “pro forma”, “may”, “should”, “could”, “might”, “plan”, “possible”, “project”, “strive”, “budget”, “forecast”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by THMA and its management, and Pear and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the risk that the proposed transaction, including the contemporaneous private placement of equity securities (the “PIPE investment”), may not be completed in a timely manner or at all, which may adversely affect the price of THMA’s securities; (ii) the risk that the proposed transaction may not be completed by THMA’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by THMA; (iii) the lack of a third party valuation in determining whether or not to pursue the proposed transaction; (iv) the amount of the costs, fees, expenses and other charges related to the proposed transaction and PIPE investment; (v) the outcome of any legal proceedings that may be instituted against THMA, Pear, the combined company or others following the announcement of the Business Combination Agreement relating to the proposed transaction, the ancillary agreements contemplated thereby and the transactions contemplated thereby; (vi) the inability to complete the proposed transaction due to the failure to obtain approval of the stockholders of THMA or Pear to obtain financing to complete the proposed transaction or to satisfy other conditions to closing; (vii) changes to the proposed structure of the proposed transaction that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed transaction; (viii) the ability to meet stock exchange listing standards following the consummation of the proposed transaction; (ix) the risk that the proposed transaction disrupts current plans and operations of Pear or diverts management’s attention from Pear’s ongoing business operations and potential difficulties in Pear employee retention as a result of the announcement and consummation of the proposed transaction; (x) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (xi) costs related to the proposed transaction; (xii) changes in applicable laws or regulations; (xiii) the possibility that Pear or the combined company may be adversely affected by other economic, business, regulatory, and/or competitive factors; (xiv) Pear’s estimates of expenses and profitability; (xv) the evolution of the markets in which Pear competes; (xvi) the ability of Pear to implement its strategic initiatives and continue to innovate its existing products; (xvii) the ability of Pear to defend its intellectual property and satisfy regulatory requirements; (xviii) the ability of THMA to issue equity or equity-linked securities in connection with the proposed transaction or in the future; (xix) the impact of the COVID-19 pandemic on Pear’s business; and (xx) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in THMA’s final prospectus dated February 1, 2021 relating to its initial public offering and other risks and uncertainties indicated from the time to time in the definitive proxy statement to be delivered to THMA’s stockholders and related registration statement on Form S-4, including those set forth under “Risk Factors” therein, and other documents filed to be filed with the SEC by THMA. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Readers are cautioned not to put undue reliance on forward-looking statements, and THMA and Pear assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither THMA nor Pear gives any assurance that either THMA or Pear will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by THMA or Pear or any other person that the events or circumstances described in such statement are material.

Thimble Point Acquisition Corp. Contact:

Jason Gray

inquiry@thimblepoint.com

Pear Media and Investors Contacts:

Meara Murphy

Senior Director of Corporate Communications

meara.murphy@peartherapeutics.com

Argot Partners

pear@argotpartners.com

Golin

golinpear@golin.com

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